SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              Johnson Outdoors Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
                         (Title of Class of Securities)

                                    479167108
                                 (CUSIP Number)

                               September 12, 2008
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No. 479167108                   13G

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TowerView LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           870,100
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         870,100
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     870,100
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.9%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

Item 1(a)    Name of Issuer:

             Johnson Outdoors Inc. (the "Issuer")

Item 1(b)    Address of Issuer's Principal Executive Offices:

             555 Main Street
             Racine, Wisconsin  54303-1015

Item 2(a)    Name of Person Filing:

             TowerView LLC

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             500 Park Avenue
             New York, New York 10022

Item 2(c)    Citizenship:

             Delaware

Item 2(d)    Title of Class of Securities:

             Class A Common Stock, par value $.05 per share

Item 2(e)    CUSIP Number:

             479167108

Item 3.      If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c),
             check whether the person filing is a:   N/A

    (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

    (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

    (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

    (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j)  |_| A group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                               Page 3 of 5 Pages

Item 4.  Ownership.

         As of the date of filing this statement, TowerView had sole voting power and sole investment power with respect to 870,100 shares of Class A Common Stock, par value $.05 per share, or 10.9% of the 8,005,255 shares that were reported as outstanding by the Issuer as of July 15, 2008.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

September 12 , 2008

                                                     TowerView LLC



                                                     By   /s/Daniel R. Tisch
                                                     -----------------------
                                                             Daniel R. Tisch
                                                             General Member


                               Page 5 of 5 Pages